Exhibit 99.2

Nevada Chemicals, Inc.

News Release

FOR IMMEDIATE RELEASE: MARCH 29, 2007

CONTACT:           John T. Day, President/CEO

Nevada Chemicals, Inc.

801-984-0228

Nevada Chemicals, Inc. Announces 2006 Results

SALT LAKE CITY: UTAH - John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced that for the year ended December 31, 2006, the Company had net income of $3,224,000, or $0.46 per share, or an 81% increase compared to net income in 2005 of $1,779,000, or $0.26 per share.  Total revenues and equity in earnings increased to $7,002,000 in 2006, an increase of 128% over 2005.

The business activities of the Company for 2006 include a management contract with, and a 50% ownership interest in, Cyanco, through a wholly owned subsidiary, Winnemucca Chemicals, Inc.  Net income from 2005 to 2006 increased 81% due primarily to Cyanco’s increased sales, lower raw material prices coupled with the catch-up of the pricing lag effect for Cyanco customers and increased earnings on the Company’s short-term investments.  The increase in net income from these sources was partially offset by increases in income tax accruals related to ongoing income tax audits, general and administrative expenses due in large part to increased legal and accounting fees and stock-based compensation resulting from a new accounting pronouncement requiring the expensing of the value of stock options issued during the year.

During 2006, Nevada Chemicals, Inc. announced quarterly dividends of $0.07 per share in the first quarter, increasing to $0.08 per share each quarter thereafter, for a total of $0.31 per share or $2,159,000 in dividends to shareholders of record, which represents 67% of net income.  The dividend for the 4th quarter was paid in January 2007.  At December 31, 2006, the Company’s balance sheet was strong, with no long-term debt, and cash and cash equivalents totaling nearly $16 million.

Day said that he is encouraged by the increase in the price of gold during the last several years, and he anticipates that the higher gold prices will continue to translate into greater mining activity.  Day said, “However, the continued recent volatility in the price of key raw materials, in particular those related to energy, including natural gas, ammonia, caustic soda, and electricity, do affect the cost of Cyanco products. Fortunately, most of the sales contracts have cost escalators/de-escalators to protect Cyanco as well as the customer.”

The Board of Directors of Nevada Chemicals, Inc. has fixed the close of business on Monday, March 26, 2007 as the record date for the purpose of determining shareholders entitled to receive Notice of its Annual Meeting of Shareholders.  The Annual Meeting of Shareholders of Nevada Chemicals, Inc. is currently scheduled for Thursday, May 3, 2007 at the Hampton Inn in Sandy, Utah, 10690 South Holiday Park Drive, at 2:00 p.m. local time.

Nevada Chemicals, Inc., through its 50% ownership in Cyanco, a chemical producer of sodium cyanide located in Winnemucca, Nevada, is the premier producer of cyanide for the gold mining industry in the western United States.

NEVADA CHEMICALS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

AND BALANCE SHEET DATA

	Years Ended December 31,
	2006	2005
Revenues and equity in earnings	$7,002,000	$3,072,000

Net Income	$3,224,000	$1,779,000

Net Income per Common Share, Diluted	$0.46	$0.26

Total Assets	$25,662,000	$26,137,000

Stockholders’ Equity	$23,110,000	$21,510,000

Weighted Average Common Shares Outstanding - Diluted	6,961,000	6,954,000

Common Shares Issued and Outstanding at Year End	6,983,172	6,901,406

Note: The foregoing contains “forward-looking” statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995.  Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company’s business prospects and performance.  These include, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company’s reports to shareholders and periodic filings with the Securities and Exchange Commission, which are incorporated herein by this reference.

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